                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K




(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM ____________________ TO _________________

     Commission file number:  1-12552


               THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
                               (Title of the Plan)

                                THE TALBOTS, INC.
                         (Issuer of the securities held)

          DELAWARE                                              41-1111318
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


175 Beal Street, Hingham, Massachusetts                            02043
----------------------------------------                     -------------------
(Address of principal executive offices)                         (Zip Code)


                                 (781) 749-7600
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                                        ========================================
                                        THE TALBOTS, INC.
                                        RETIREMENT SAVINGS
                                        VOLUNTARY PLAN

                                        Financial Statements as of and for the
                                        Years Ended December 31, 1998 and 1997
                                        and Supplemental Schedules as of and for the Year Ended December 31, 1998 and Independent Auditors' Report

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
   ENDED DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Benefits,
      with Fund Information                                                   2

   Statements of Changes in Net Assets Available for Benefits,
      with Fund Information                                                   3

   Notes to Financial Statements                                            4-6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
   ENDED DECEMBER 31, 1998:

   Item 27a - Schedule of Assets Held for Investment Purposes              7-13

   Item 27d - Schedule of Reportable Transactions                            14

   Signatures                                                                15

   Exhibit I - Independent Auditors' Consent                                 16

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS' REPORT


Trustees of The Talbots, Inc.
   Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These schedules are the responsibility of plan management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
-------------------------



June 16, 1999

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998 AND 1997
================================================================================

                                                                                1998
                                             --------------------------------------------------------------------------
                                                                 FUND INFORMATION
                                             ----------------------------------------------------------
                                                FIXED                         TALBOTS
                                               INCOME          EQUITY          STOCK         BALANCED
                                                FUND            FUND            FUND           FUND            TOTAL
                                             -----------     -----------     ----------     -----------     -----------
ASSETS:
  Investments, at fair value:
    Participant loans                        $ 1,783,871     $        --     $       --     $        --     $ 1,783,871
    Other                                      9,962,772      27,496,422      7,275,889      16,861,993      61,597,076
                                             -----------     -----------     ----------     -----------     -----------
           Total investments                  11,746,643      27,496,422      7,275,889      16,861,993      63,380,947
  Receivables:
    Employer contributions receivable             81,348         302,879         49,342         161,912         595,481
    Employee contributions receivable             75,459         280,278         43,120         140,139         538,996
    Due from broker for investments sold              --         160,028             --              --         160,028
    Dividends and interest receivable                 --          49,466            223          86,599         136,288
    Other receivable                                  --             812             --              --             812
                                             -----------     -----------     ----------     -----------     -----------
           Total assets                       11,903,450      28,289,885      7,368,574      17,250,643      64,812,552
                                             -----------     -----------     ----------     -----------     -----------
LIABILITIES:
  Payable for investments purchased                   --         175,300             --         156,406         331,706
  Accrued management fee                           3,176          48,937          3,588          22,832          78,533
                                             -----------     -----------     ----------     -----------     -----------
           Total liabilities                       3,176         224,237          3,588         179,238         410,239
                                             -----------     -----------     ----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS            $11,900,274     $28,065,648     $7,364,986     $17,071,405     $64,402,313
                                             ===========     ===========     ==========     ===========     ===========


                                                                                1997
                                             --------------------------------------------------------------------------
                                                                 FUND INFORMATION
                                             ----------------------------------------------------------
                                                FIXED                         TALBOTS
                                               INCOME          EQUITY          STOCK         BALANCED
                                                FUND            FUND            FUND           FUND            TOTAL
                                             -----------     -----------     ----------     -----------     -----------
ASSETS:
  Investments, at fair value:
    Participant loans                        $ 1,739,787     $        --     $       --     $        --     $ 1,739,787
    Other                                      9,685,039      28,254,226      4,355,440      12,837,626      55,132,331
                                             -----------     -----------     ----------     -----------     -----------
           Total investments                  11,424,826      28,254,226      4,355,440      12,837,626      56,872,118
  Receivables:
    Employer contributions receivable             76,295         266,520         56,653         120,485         519,953
    Employee contributions receivable                 --              --             --              --              --
    Due from broker for investments sold              --         504,631             --              --         504,631
    Dividends and interest receivable                 42          53,927             77          75,648         129,694
    Other receivable                                  --             812             --              --             812
                                             -----------     -----------     ----------     -----------     -----------
           Total assets                       11,501,163      29,080,116      4,412,170      13,033,759      58,027,208
                                             -----------     -----------     ----------     -----------     -----------
LIABILITIES:
  Payable for investments purchased                   --         417,045             --              --         417,045
  Accrued management fee                           8,593          68,872          4,298          39,393         121,156
                                             -----------     -----------     ----------     -----------     -----------
           Total liabilities                       8,593         485,917          4,298          39,393         538,201
                                             -----------     -----------     ----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS            $11,492,570     $28,594,199     $4,407,872     $12,994,366     $57,489,007
                                             ===========     ===========     ==========     ===========     ===========




See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION
YEARS ENDED DECEMBER 31, 1998 AND 1997
================================================================================


                                                                             1998
                                       -----------------------------------------------------------------------------
                                                           FUND INFORMATION
                                       -------------------------------------------------------------
                                           FIXED                          TALBOTS
                                          INCOME          EQUITY           STOCK          BALANCED
                                           FUND            FUND             FUND            FUND           TOTAL
                                       -----------      -----------      ----------      -----------     -----------

ADDITIONS:
  Transfers                            $  (459,666)     $  (332,970)     $ (395,742)     $ 1,188,378     $        --
  Employer contributions                   308,115        1,171,049         199,894          581,087       2,260,145
  Employee contributions                   943,325        3,527,416         621,638        1,634,005       6,726,384
  Rollover contributions                       804           25,130           1,783            4,346          32,063
  Dividend and interest income             611,500          640,446         103,699          488,920       1,844,565
  Net appreciation in fair value
     of investments                             --               --       2,986,821        1,754,310       4,741,131
                                       -----------      -----------      ----------      -----------     -----------
           Total additions               1,404,078        5,031,071       3,518,093        5,651,046      15,604,288
                                       -----------      -----------      ----------      -----------     -----------
DEDUCTIONS:
  Benefit payments                         945,393        2,914,098         529,986        1,475,750       5,865,227
  Investment management fee                 50,981          292,573          30,993           98,257         472,804
  Net depreciation in fair value
   of investments                               --        2,352,951              --               --       2,352,951
                                       -----------      -----------      ----------      -----------     -----------
           Total deductions                996,374        5,559,622         560,979        1,574,007       8,690,982
                                       -----------      -----------      ----------      -----------     -----------
INCREASE (DECREASE)                        407,704         (528,551)      2,957,114        4,077,039       6,913,306
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                   11,492,570       28,594,199       4,407,872       12,994,366      57,489,007
                                       -----------      -----------      ----------      -----------     -----------
    End of year                        $11,900,274      $28,065,648      $7,364,986      $17,071,405     $64,402,313
                                       ===========      ===========      ==========      ===========     ===========

                                                                             1997
                                       -----------------------------------------------------------------------------
                                                           FUND INFORMATION
                                       -------------------------------------------------------------
                                           FIXED                          TALBOTS
                                          INCOME          EQUITY           STOCK          BALANCED
                                           FUND            FUND             FUND            FUND           TOTAL
                                       -----------      -----------      ----------      -----------     -----------

ADDITIONS:
  Transfers                            $   (41,322)     $   367,689     $  (629,376)     $   303,009     $        --
  Employer contributions                   338,775        1,070,221         267,891          493,038       2,169,925
  Employee contributions                 1,016,532        3,043,405         868,808        1,395,776       6,324,521
  Rollover contributions                     3,387           25,498             335           25,370          54,590
  Dividend and interest income             613,704          588,132          99,635          407,796       1,709,267
  Net appreciation in fair value
     of investments                             --        4,105,234              --        1,856,544       5,961,778
                                       -----------      -----------     -----------      -----------     -----------
           Total additions               1,931,076        9,200,179         607,293        4,481,533      16,220,081
                                       -----------      -----------     -----------      -----------     -----------
DEDUCTIONS:
  Benefit payments                         704,464        1,503,036         329,445          715,609       3,252,554
  Investment management fee                 45,518          274,823          35,325          108,387         464,053
  Net depreciation in fair value
   of investments                               --               --       2,509,497               --       2,509,497
                                       -----------      -----------     -----------      -----------     -----------
           Total deductions                749,982        1,777,859       2,874,267          823,996       6,226,104
                                       -----------      -----------     -----------      -----------     -----------
INCREASE (DECREASE)                      1,181,094        7,422,320      (2,266,974)       3,657,537       9,993,977
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                   10,311,476       21,171,879       6,674,846        9,336,829      47,495,030
                                       -----------      -----------     -----------      -----------     -----------
    End of year                        $11,492,570      $28,594,199     $ 4,407,872      $12,994,366     $57,489,007
                                       ===========      ===========     ===========      ===========     ===========




See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


NOTES TO FINANCIAL STATEMENTS
================================================================================


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") is for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL INFORMATION - The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the "Company") on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. Employees are eligible to participate on the January 1, April 1, July 1 or October 1 coincident with or next following completion of one year of service and attainment of age 21. State Street Bank and Trust Company serves as trustee of the Plan. Watson Wyatt Worldwide serves as the record keeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Once an employee becomes eligible to participate in the Plan, he/she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 15% of his/her compensation. The maximum employee deferral is the lesser of 15% of the participant's compensation or $10,000 (for 1998) indexed for inflation in accordance with the Internal Revenue Code.

      CONTRIBUTIONS - During each plan year, the Company makes matching contributions. The Company will determine each quarter the rate at which the matching contribution, if any, will be made. The Company-matching contribution for the periods covered by these financial statements was 50% of the employee contribution up to 6% of the employee compensation. Participants must be employed as of the last day of the quarter and have made plan contributions in order to receive a matching contribution.

      VESTING - All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures are reallocated on a pro rata basis to active participants, as employer contributions, based on the participant's compensation.

      BENEFIT ARRANGEMENTS - The Plan provides for the payment of a participant's account balance to participants who have reached the later of the normal retirement age of 65 or who have completed five years of vesting service. A participant may also choose to withdraw his/her vested account balance upon attainment of the early retirement age, or age
      59 1/2. If the participant's service with the Company terminates other than by reason of retirement, the participant may elect to receive his/her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant's consent before his/her normal or early retirement age, if such payment would be in excess of $3,500.

      INVESTMENT OPTIONS - Employee and employer contributions are invested in the following options:

         Fixed Income Fund - Funds are invested in the Fidelity Managed Income Portfolio. The fixed income fund also includes participant loans.

         Equity Fund - Funds are invested in common stock of various companies, with residual amounts invested in a short-term investment fund.

         Talbots Stock Fund - Funds are invested in Talbots, Inc. common stock, with residual amounts invested in a short-term investment fund.

         Balanced Fund - Funds are invested in fixed income securities, corporate debt and common stock of various companies, with remaining amounts invested in a short-term investment fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date on the accrual basis.

      VALUATION OF INVESTMENTS - The investments of the Plan are stated at fair value. Fair values of "other investments" were determined by closing prices for those securities traded on national stock exchanges, at the average of bid and ask quotations for those securities traded in the over-the-counter market at net asset value for the Fidelity Managed Income Portfolio and at fair value as determined by the trustee for any restricted securities. Participant loans are recorded at cost, which approximates fair value.

      BENEFIT PAYMENTS - Benefit payments to participants are recorded when paid. As of December 31, 1998, $384,921 has been allocated to accounts of persons who elected to withdraw from the Plan, but have not yet been paid.

      ADMINISTRATIVE PLAN EXPENSES - Most expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the years ended December 31, 1998 and 1997, the Company did not pay any material administrative expenses of the Plan. Investment management fees incurred by the funds are paid out of the assets of the individual funds.

      ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    INVESTMENTS

      Investments that represent 5% or more of net assets available for benefits at December 31, 1998 and 1997 were as follows:


              IDENTITY OF ISSUE                           1998           1997
                                                       ----------     ----------

     United States Treasury Notes (various
          interest rates and maturities)               $3,381,874     $3,383,894
     State Street Short Term Investment                        --      3,786,277
     Fidelity Managed Income Portfolio                  9,962,772      9,685,039
     The Talbots, Inc. Common Stock                     7,238,244      4,301,280


      During 1998 and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,381,980 and $3,452,281, respectively, as follows:

                                                            NET APPRECIATION
                                                       -------------------------
                                                          1998            1997
                                                       ----------     ----------

     At fair value:
        Government Notes and Bonds                     $   43,480     $   37,459
        Corporate Notes and Bonds                           7,371          5,549
        Common Stock                                    2,331,129      3,409,273
                                                       ----------     ----------
     Total                                             $2,381,980     $3,452,281
                                                       ==========     ==========

4.    PLAN TERMINATION

      In the event of termination of the Plan, or complete discontinuance of contributions thereto by the Company, the rights of all employees shall be fully vested and nonforfeitable. Following termination of the Plan, subject to reasonable administrative delays, all benefits under the Plan shall be paid in conformity with the standard benefit distribution policies of the Plan.

5.    TAX STATUS OF THE PLAN

      The Plan obtained a favorable determination letter in 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.


                                   * * * * * *

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================


                                                            (c)UNITS/                         (e)CURRENT
(a)                    (b)IDENTITY OF ISSUE                  SHARES          (d)COST             VALUE

     FIXED INCOME FUND

 *   PARTICIPANT LOANS
       (Ranging from 7.0% to 10.0% interest rates;
         various maturity dates through July 1, 2007)       1,783,871       $1,783,871        $1,783,871
                                                                            ----------        ----------
     Total Participant Loans                                                 1,783,871         1,783,871
                                                                            ----------        ----------
     REGISTERED INVESTMENT COMPANY

     Fidelity Managed Income Portfolio                      9,962,772        9,962,772         9,962,772
                                                                            ----------        ----------
     Total Registered Investment Company                                     9,962,772         9,962,772
                                                                            ----------        ----------
     Total Fixed Income Fund                                                11,746,643        11,746,643
                                                                            ----------        ----------
     EQUITY FUND

     SHORT TERM INVESTMENT FUND

 *   State Street Short Term Investment Fund                1,625,345        1,625,345         1,625,345
                                                                            ----------         ---------
     Total Short Term Investment Fund                                        1,625,345         1,625,345
                                                                            ----------         ---------
     COMMON STOCK

     Archstone Community Tr.                                   32,057          695,458           649,154
     Bowater Inc.                                              11,300          583,552           468,244
     Champion International Corp.                              11,500          543,777           465,750
     Chris Craft Inds. Inc.                                    16,304          589,676           785,649
     Conseco Inc.                                              13,324          237,637           406,382
     Cooper Tire and Rubber Co.                                34,200          797,156           698,963
     Cyprus Amax Minerals Co.                                  46,300          868,353           463,000
     Duke Rlty. Invts. Inc.                                    35,400          551,961           823,050
     EEX Corp.                                                 29,713          802,318           207,991
     Entergy Corp.                                             20,000          623,794           622,500
     Federal Home Loan Mtg. Corp.                              19,500          395,842         1,256,531
     Fleetwood Enterprises Inc.                                23,700          620,218           823,575
     Healthcare Realty Tr.                                     17,600          493,142           389,400
     Hollinger International Inc.                              55,500          792,225           773,531
     LTV Corp. New                                             33,500          429,486           192,625
     Meditrust                                                 34,100          912,569           511,500
     MBIA Inc.                                                 21,900          957,615         1,435,819
     NCR Corp.                                                 37,100        1,217,493         1,548,925
     New England Elec. Sys.                                    13,500          470,758           649,687

                                                                                             (Continued)


THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================

                                                            (c)UNITS/                         (e)CURRENT
(a)                    (b)IDENTITY OF ISSUE                  SHARES          (d)COST             VALUE

     EQUITY FUND (CONTINUED)

     COMMON STOCK (CONTINUED)

     Nucor Corp.                                               12,900          587,929           557,925
     OM Group Inc.                                             21,300          469,945           777,450
     PP&L Res Inc.                                             24,600          621,990           685,725
     Parker Drilling Co.                                       62,100          425,539           197,944
     Pinnacle West Cap Corp.                                   23,200          780,280           983,100
     Reinsurance Group Amer Inc.                                9,850          233,254           689,500
     Santa Fe Energy Res Inc.                                  32,600          207,834           236,350
     Sbarro Inc.                                               13,700          366,909           358,769
     Seagate Technology                                        36,100          901,355         1,092,025
     Silicon Graphics                                          21,600          282,248           278,100
     SunAmerica Inc.                                           18,850          286,446         1,545,700
     Tidewater Inc.                                            16,500          535,540           382,594
     Trigon Healthcare Inc.                                    24,600          594,702           917,888
     Triton Energy LTD                                         27,600        1,191,188           219,075
     Trizec Hahn Corp.                                         37,100          610,781           760,550
     Unifi Inc.                                                15,800          456,029           309,087
     Warnaco Group Inc.                                        34,800          853,330           878,700
     Washington Real Estate Invt Tr                            22,200          360,013           413,475
     Wellman Inc.                                              28,400          618,613           289,325
     Wellpoint Health Networks Inc.                            12,937          580,657         1,125,519
                                                                            ----------        ----------
     Total Common Stock                                                     23,547,612        25,871,077
                                                                            ----------        ----------
     Total Equity Fund                                                      25,172,957        27,496,422
                                                                            ----------        ----------
     TALBOTS STOCK FUND

     SHORT TERM INVESTMENT FUND

 *   State Street Short Term Investment Fund                   37,645           37,645            37,645
                                                                            ----------        ----------
     Total Short Term Investment Fund                                           37,645            37,645
                                                                            ----------        ----------
     COMMON STOCK

 *   Talbots, Inc.                                            230,701        5,449,234         7,238,244
                                                                            ----------        ----------
     Total Common Stock                                                      5,449,234         7,238,244
                                                                            ----------        ----------
     Total Talbots Stock Fund                                                5,486,879         7,275,889
                                                                            ----------        ----------
     BALANCED FUND

     SHORT TERM INVESTMENT FUND

 *   State Street Short Term Investment Fund                  747,109          747,109           747,109
                                                                            ----------        ----------
     Total Short Term Investment Fund                                          747,109           747,109
                                                                            ----------        ----------

                                                                                             (Continued)


THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================

                                                            (c)UNITS/                       (e)CURRENT
(a)                    (b)IDENTITY OF ISSUE                  SHARES           (d)COST          VALUE

    BALANCED FUND (CONTINUED)

    FIXED INCOME

    Fed Hm Ln Pc (9.0%, 1/1/07)                              15,612            16,422           16,088
    Fed Hm Ln Pc (8.0%, 8/1/17)                              23,514            24,109           24,288
    FNMA Pool (6.0%, 4/1/24)                                 37,589            35,674           37,166
    FNMA Pool (6.0%, 4/1/28)                                 73,662            71,958           72,695
    Federal Home Ln Mtg PC Gtd (6.0%, 11/15/05)              38,877            37,814           38,792
    Federal National Mortgage Assoc. (6%, 5/15/08)          240,000           255,624          253,349
    Govt Natl Mtg Assn GTD Remic (7.0%, 1/16/07)             46,644            46,987           46,673
    IMC Home Equity Ln TR (6.41%, 4/20/18)                  125,000           124,993          124,960
    United States Treasury Notes (7.5%, 11/15/01)           325,000           345,625          349,475
    United States Treasury Notes (6.375%, 8/15/02)          390,000           407,535          411,388
    United States Treasury Notes (6.25%, 2/15/03)            20,000            19,849           21,150
    United States Treasury Notes (6.875%, 7/31/99)          235,000           239,648          237,900
    United States Treasury Notes (7.25%, 8/15/04)           295,000           324,016          331,645
    United States Treasury Notes (7.875%, 11/15/04)         135,000           157,298          156,410
    United States Treasury Notes (7.75%, 11/30/99)          350,000           363,399          359,517
    United States Treasury Notes (7.75%, 12/31/99)           15,000            16,392           15,447
    United States Treasury Notes (7.75%, 1/31/00)           100,000           105,788          103,172
    United States Treasury Notes (6.25%, 5/31/00)           135,000           135,072          137,890
    United States Treasury Notes (5.75%, 10/31/00)          300,000           295,547          305,718
    United States Treasury Notes (6.5%, 10/15/06)           315,000           352,377          349,404
    United States Treasury Notes (6.125%, 12/31/01)         100,000           101,406          104,062
    United States Treasury Notes (6.25%, 5/31/99)           135,000           136,129          135,843
    United States Treasury Notes (5.75%, 11/30/02)          350,000           364,297          362,852
                                                                            ---------        ---------
    Total Fixed Income                                                      3,977,959        3,995,884
                                                                            ---------        ---------
    CORPORATE DEBT

    Premier Auto Tr (5.77%, 1/6/02)                         140,000           140,000          140,655
    American Gen Fin Corp. (6.88%, 1/15/00)                 125,000           126,885          126,648

                                                                                           (Continued)


THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================

                                                            (c)UNITS/                     (e)CURRENT
(a)                    (b)IDENTITY OF ISSUE                  SHARES        (d)COST           VALUE


    BALANCED FUND (CONTINUED)

    CORPORATE DEBT (CONTINUED)

    Associates Corp. North America (7.75%, 2/15/05)          50,000         53,486            55,290
    Bear Stearns Cos. Inc. (6.625%, 10/1/04)                120,000        121,166           123,295
    BellSouth Telecomm Inc. (5.85%, 11/15/45)                65,000         63,515            65,965
    Commercial Cr Group Inc. (6.0%, 4/15/00)                125,000        125,305           125,920
    Cooper Indust Inc. Mtn BE (6.38%, 5/8/08)               150,000        150,000           155,286
    Kimco Rlty Corp. (7.06%, 7/14/09)                        65,000         65,000            64,211
    Spieker Pptys LP (6.75%, 1/15/08)                       100,000         99,170            98,021
    Tyco Intl Group (6.375%, 6/15/05)                       245,000        246,617           249,748
    Weingarten Rlty Invs Mtn (6.9%, 11/24/08)                50,000         49,571            49,989
                                                                         ---------         ---------
    Total Corporate Debt                                                 1,240,715         1,255,028
                                                                         ---------         ---------
    COMMON STOCK

    Abbott Labs                                                2,800        89,684           137,200
    American Express Co.                                       1,600        86,720           164,000
    American Greetings Corp.                                   2,200        57,926            90,338
    Ameritech Corp.                                            3,000        91,553           190,125
    AMR Corp. Del                                              1,800       129,295           106,875
    Associates First Cap Corp.                                 1,680        65,174            71,190
    AT&T Corp.                                                 3,500       132,641           265,125
    Ball Corp.                                                 2,600       102,456           118,950
    BankAmerica Corp.                                          1,631        94,213            98,064
    BankOne Corp.                                              1,500        84,652            76,594
    Baxter Intl Inc.                                             300        17,474            19,294
    Bear Stearns Cos. Inc.                                     1,800        58,383            67,388
    BellSouth Corp.                                            3,200        50,748           159,600
    Becton Dickinson                                           2,000        84,745            85,375
    Best Buy Co. Inc.                                          2,800       138,243           171,850
    Brinker Intl. Inc.                                         2,200        43,032            63,525
    Chase Manhattan Corp. New                                  2,380        56,470           168,980
    Cigna Corp.                                                2,500       175,025           193,281

                                                                                         (Continued)

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================

                                                            (c)UNITS/                     (e)CURRENT
(a)                    (b)IDENTITY OF ISSUE                  SHARES        (d)COST           VALUE

    BALANCED FUND (CONTINUED)

    COMMON STOCK (CONTINUED)

    Cisco Systems                                             1,550           94,865         143,860
    Citigroup                                                 1,000           50,060          49,688
    Coastal Corp.                                             3,900           98,561         136,988
    Coca Cola Co.                                             1,800           89,072         120,600
    Coca Cola Enterprises                                     2,500           88,838          89,375
    Colgate Palmolive                                           800           73,154          74,300
    Continental Airls Inc.                                      900           31,266          30,150
    Dean Foods Co.                                            1,900          102,951          77,543
    Dell Computer Corp.                                       2,700           67,016         197,606
    Disney Walt Co.                                           2,300           65,525          69,000
    Dole Food Inc.                                            2,700          126,662          81,000
    Donnelley RR & Sons Co.                                   1,400           61,947          61,337
    Dow Chemicals                                             1,100          108,554         100,031
    EMC Corp Mass                                             1,300           64,591         110,500
    Express Scripts Inc.                                      1,800           73,054         120,825
    Exxon Corp.                                               1,400           99,809         102,375
    Federal National Mtg. Assoc.                              1,100           75,660          81,400
    Federal Home Loan Mtg. Corp.                                900           55,292          57,994
    Fifth Third Bancorp                                       1,400           91,609          99,838
    Fleet Financial Group Inc.                                2,600          112,269         116,188
    Ford Motor Co.                                            3,900          194,781         228,881
    Gannett Inc.                                              1,800          120,146         116,100
    General Electric Co.                                      4,600          309,236         469,200
    General Motors Corp.                                      1,000           38,935          39,687
    GPU Inc.                                                  1,500           48,340          66,281
    Hershey Food Corp.                                          400           29,224          24,875
    Hewlett Packard Co.                                       1,400           81,459          95,638
    Hillenbrand Inds Inc.                                     1,000           46,560          56,875
    Home Depot                                                1,300           56,628          79,544
    Intel Corp.                                               2,300           86,459         272,694
    International Business Machines Corp.                     2,200          126,331         405,625
    Johnson & Johnson                                         1,200           44,960         100,650
    Jones Apparel Group Inc.                                  2,000           55,372          44,125
    Keycorp                                                   1,600           52,398          51,200
    Lockheed Martin Corp.                                       700           71,317          59,325
    Lowes Cos. Inc.                                           1,600           63,333          81,900

                                                                                         (Continued)


THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================

                                                            (c)UNITS/                    (e)CURRENT
(a)                    (b)IDENTITY OF ISSUE                  SHARES        (d)COST          VALUE

    BALANCED FUND (CONTINUED)

    COMMON STOCK (CONTINUED)

    Lucent Technologies Inc.                                  1,200          49,536         131,925
    Marriott Intl. Inc.                                       2,400          66,144          69,600
    Maytag Corp.                                              1,000          50,810          62,250
    McKesson HBOC Inc.                                        1,200         113,622          94,875
    MCN Energy Group Inc.                                     3,900          84,359          74,344
    Media One Group Inc.                                        700          31,586          32,900
    Mellon Bank Corp.                                         2,400         131,244         165,000
    Merck & Co Inc.                                           2,100         127,284         309,750
    Microsoft Corp.                                           3,000         186,768         416,063
    MidAmerican Energy Hldgs Co.                              3,300          67,336          88,688
    Mobil Corp.                                               2,400         120,322         209,100
    Morgan Stanley Dean Witter                                  700          48,255          49,700
    Owens Corning                                             1,800          67,233          63,787
    PacifiCorp.                                               1,700          34,740          35,806
    Philip Morris Cos. Inc.                                   4,400         119,550         235,400
    Proctor & Gamble Co.                                      1,100         101,541         100,443
    Pfizer Inc.                                                 700          80,948          87,500
    RPM Inc. Ohio                                             7,100         119,557         113,600
    Reliance Group Hldgs Inc.                                 2,900          37,512          37,338
    Royal Dutch Pete Co.                                      2,100          64,016         100,537
    Safeway Inc.                                              4,800         183,833         292,500
    Sara Lee Corp.                                            2,000          29,633          56,375
    SBC Communications Inc.                                   5,100         221,481         273,488
    Schering Plough Corp.                                     2,000         101,185         110,500

                                                                                        (Continued)

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
================================================================================

                                                     (c)UNITS/                         (e)CURRENT
(a)             (b)IDENTITY OF ISSUE                  SHARES          (d)COST              VALUE

    BALANCED FUND (CONTINUED)

    COMMON STOCK (CONTINUED)

    Southtrust Corp.                                     1,350             30,654            49,866
    Sprint Corp.                                         1,100             77,247            92,535
    Texaco Inc.                                          3,300            196,210           174,900
    Textron Inc.                                           500             17,515            37,969
    TV Guide Inc.                                        3,500             47,041            82,688
    Tyco Intl Ltd New                                    2,700            161,624           203,681
    United Stationers Inc.                               1,100             38,257            28,600
    United Technologies Corp.                              900             53,399            97,875
    USG Corp.                                            1,100             37,603            56,031
    US TR Corp.                                          1,100             75,004            83,600
    USX U S Stl Group                                    2,200             83,884            50,600
    Valero Energy Corp.                                  3,100             95,861            65,875
    Warner-Lambert Co.                                   2,300            168,449           172,931
    Xerox Corp.                                            800             67,448            94,400
                                                                      -----------       -----------
    Total Common Stock                                                  8,003,359        10,863,972
                                                                      -----------       -----------
    Total Balanced Fund                                                13,969,142        16,861,993
                                                                      -----------       -----------
    TOTAL INVESTMENTS                                                 $56,375,621       $63,380,947
                                                                      ===========       ===========


*   Party-in-interest
                                                                                        (Concluded)


THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
================================================================================



                                                                                                    (h)CURRENT VALUE
                                                                                                      OF ASSET ON
(a)IDENTITY OF                 (b)DESCRIPTION           (c)PURCHASE    (d)SELLING    (g) COST OF      TRANSACTION     (i)NET GAIN
   PARTY INVOLVED                OF ASSETS                 PRICE          PRICE          ASSET            DATE           OR (LOSS)

SERIES OF TRANSACTIONS

State Street Bank and
  Trust Company           Short Term Investment Fund    $21,971,311    $        --    $21,971,311     $21,971,311         $   --
                                                                 --     23,769,683     23,769,683      23,769,683             --


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned.



      THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN




Dated: June 29, 1999                         PLAN ADMINISTRATOR
                                             By Administrative Committee


                                             By: /s/ Edward L. Larsen
                                                 -------------------------------
                                                 Edward L. Larsen
                                                 Administrative Committee Member


                                             By: /s/ Stuart M. Stolper
                                                 -------------------------------
                                                 Stuart M. Stolper
                                                 Administrative Committee Member